ABAZIAS, INC.

August 1, 2008

Ms Yong Kim
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: Abazias, Inc.
Form 10-KSB/A for the Fiscal Year Ended December 31, 2007
Filed on April 1, 2008
Amendment No. 1.
File No. 0-27565

Dear Ms. Kim:

We have filed on EDGAR the above Amendment to Form 10-KSB for the Fiscal Year Ended December 31, 2007 in response to your comment letter concerning this report dated July 31, 2008.

In response to your comments, in Item 8.A. of the Form 10-KSB/A we have:

•	In the section entitled Evaluation of Disclosure Controls and Procedures

o	Inserted a new first paragraph concerning the framework used in management’s analysis
o	Changed the reference to the report to 10-KSB/A in the second paragraph

•	In the section entitled Management’s Report on Internal Control Over Financial Reporting

o
In the second paragraph inserted the following language marked in italics:  “Our management, including our CEO and CFO, conducted an evaluation of the effectiveness of our internal control over financial reporting.  Based on its evaluation, our management concluded that our internal controls over financial reporting were ineffective and that there is a material weakness …”

o	Changed the reference to the report to 10-KSB/A in the fourth paragraph

•
We have also filed Exhibits 31.1 and 31.2 containing the introductory language of paragraph 4 and the language in 4(b) of Item 601(b)(31) of Regulation S-B, now numbered paragraph 3 as no financials are filed in this amended Form 10-KSB/A and paragraph 3 was omitted as indicated allowed by the staff in the comment letter.  We have also filed Exhibits 32.1 and 32.2 with no changes, except as follows:  We have changed the reference to the report to 10-KSB/A in all these exhibits.

We hereby acknowledge that:

•	Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Oscar Rodriguez
Oscar Rodriguez, President